Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Year ended December 31
	2006	2005	2004	2003	2002
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(2,864)	$(2,457)	$(861)	$218	$(1,220)
Less: Income (loss) from less than 50% owned investees	1	(14)	8	18	37
Add:
Rent expense representative of interest (1)	180	255	248	253	247
Interest expense net of capitalized interest (2)	548	582	505	441	385
Interest of preferred security holder	—	—	—	25	25
Amortization of debt discount and expense	7	18	30	24	17
Amortization of interest capitalized	8	8	8	10	5

Adjusted earnings	$(2,122)	$(1,580)	$(78)	$953	$(578)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$180	$255	$248	$253	$247
Interest expense net of capitalized interest (2)	548	582	505	441	385
Preferred stock requirements	—	22	29	12	1
Interest of preferred security holder	—	—	—	25	25
Amortization of debt discount and expense	7	18	30	24	17
Capitalized interest	10	10	8	10	25

Fixed charges and preferred stock requirements	$745	$887	$820	$765	$700

Ratio of earnings to fixed charges and preferred stock requirements	— (3)	— (3)	— (3)	1.25	— (3)

(1)   Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)          Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)          Earnings were inadequate to cover fixed charges by $2.87 billion, $2.47 billion, $898 million, and $1.28 billion for the years ended December 31, 2006, 2005, 2004, and 2002, respectively.